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


                                   Exhibit 11


                      Gold Standard, Inc. and Subsidiaries
                    COMPUTATION OF NET LOSS PER COMMON SHARE


                            Years Ended October 31,
                                                                      1999                 1998                1997
                                                                   -----------          -----------         ----------
Numerator:
      Net loss attributable to common
          shares                                                   $  (778,438)         $(1,688,464)       $(1,271,319)

Denominator:
      Weighted average common share
          outstanding                                                1,168,594            1,168,594          1,168,594

Basic and diluted loss per share:
      Net loss attributable to
          common shares                                            $      (.67)         $     (1.44)       $     (1.09)
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NOTE 1 -          Warrants to purchase  shares of common stock were  outstanding during  1999 but  were  not  included  in the  computation  of diluted loss per share  because the warrants'  exercise  price was  greater  than the  average  market  price  of the  common shares.

NOTE 2 - On March 2, 1998, the board of directors of the Company approved a one for four reverse stock split, effective April 1, 1998, affecting all of the Company's common stock. On
                  November 9, 1998, the board of directors of the company approved another one for four reverse stock split, effective December 1, 1998, affecting all of the Company's common stock. The financial statements have been adjusted retroactively to reflect these reverse stock splits.